Exhibit 21.1

Subsidiaries

domestic subsidiaries of the company:

Name of Subsidiary	State of Incorporation
Harland Clarke Corp.	Delaware
Checks in the Mail, Inc.	Delaware
HFS Scantron Holdings Corp.	New York
Scantron Corporation	Delaware
Harland Financial Solutions, Inc.	Oregon
John H. Harland Company of Puerto Rico	Georgia
Centralia Holdings Corporation	Georgia

foreign subsidiaries of the company:

Name of Subsidiary	jurisdiction
Harland Financial Solutions Worldwide Limited	Ireland
Harland Israel Ltd.	Israel
Scantron Canada, Ltd.	Canada